SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Georgia-Carolina Bancshares, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

373145101

(CUSIP Number)

Mark S. Burgreen, Esq.

Hull Barrett

P.O. Box 1564, Augusta, GA 30903

(706) 722-4481

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 14, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of reporting person. Knox, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Citizenship or place of organization. Georgia
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 190,755
(6) Shared voting power. 0
(7) Sole dispositive power. 190,755
(8) Shared dispositive power. 0
(9)	Aggregate amount beneficially owned by each reporting person. 190,755
(10)	Check if the aggregate amount in Row (9) excludes certain shares. ☐
(11)	Percent of class represented by amount in Row (9). 5.4%
(12)	Type of reporting person. PN

(1)

Name of reporting person.

    Jefferson B.A. Knox, as the managing general partner of Knox, Ltd. (successor managing general partner to Boone A. Knox, deceased) and a member of the Investment Committee of Knox, Ltd.

(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 1,715
(6) Shared voting power. 190,755
(7) Sole dispositive power. 1,715
(8) Shared dispositive power. 190,755
(9)	Aggregate amount beneficially owned by each reporting person. 192,470
(10)	Check if the aggregate amount in Row (9) excludes certain shares. ☐
(11)	Percent of class represented by amount in Row (9). 5.5%
(12)	Type of reporting person. IN

(1)	Name of reporting person. Charles Edward Knox II, as a general partner and member of the Investment Committee of Knox, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 0
(6) Shared voting power. 190,755
(7) Sole dispositive power. 0
(8) Shared dispositive power. 190,755
(9)	Aggregate amount beneficially owned by each reporting person. 190,755
(10)	Check if the aggregate amount in Row (9) excludes certain shares. ☐
(11)	Percent of class represented by amount in Row (9). 5.4%
(12)	Type of reporting person. IN

(1)	Name of reporting person. David A.R. Knox, as a general partner and member of the Investment Committee of Knox, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 0
(6) Shared voting power. 190,755
(7) Sole dispositive power. 0
(8) Shared dispositive power. 190,755
(9)	Aggregate amount beneficially owned by each reporting person. 190,755
(10)	Check if the aggregate amount in Row (9) excludes certain shares. ☐
(11)	Percent of class represented by amount in Row (9). 5.4%
(12)	Type of reporting person. IN

Item 1(a) Name of Issuer

Georgia-Carolina Bancshares, Inc.

Item 1(b) Address of Issuer’s Principal Executive Office

3527 Wheeler Road, Augusta, Georgia 30909

Item 2(a) Names of Persons Filing

Knox, Ltd.

Jefferson B. A. Knox, as the managing general partner of Knox, Ltd. and a member of the Investment Committee of Knox, Ltd.

Charles Edward Knox II, as a general partner and member of the Investment Committee of Knox, Ltd.

David A.R. Knox, as a general partner and member of the Investment Committee of Knox, Ltd.

Note that Boone A. Knox, formerly the managing general partner with the sole voting and dispositive power with respect to the investments of Knox, Ltd. is deceased.

Item 2(b) Address or Principal Business Office or, if none, Residence

The principal business address for Knox, Ltd. and the general partners filing this Schedule is 3133 Washington Road, Thomson, Georgia 30824.

Item 2(c) Citizenship

Knox, Ltd. is a Georgia limited partnership.

Jefferson B.A. Knox, Charles Edward Knox II and David A.R. Knox are each citizens of the United States of America.

Item 2(d) Title of Class of Securities

Common Stock

Item 2(e) CUSIP No.

373145101

Item 3

Not applicable. This statement is not filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4 Ownership

(a)	Amount beneficially owned: 190,755 shares of common stock are owned directly by Knox, Ltd. Jefferson B.A. Knox, Charles Edward Knox II and David A.R. Knox are general partners and members of the Investment Committee of Knox, Ltd. and as such, are filing as beneficial owners of these shares held by Knox, Ltd. with shared voting and dispositive power. In addition, Jefferson B.A. Knox individually owns 1,715 shares of common stock with sole voting and dispositive power, for an aggregate total of 192,470 shares including the shares owned by Knox, Ltd.

(b)	Percent of class: Knox, Ltd., Charles Edward Knox II and David A.R. Knox beneficially own 5.4% and Jefferson B.A. Knox beneficially owns 5.5%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,715 for Jefferson B.A. Knox

(ii)	Shared power to vote or to direct the vote: 190,755

(iii)	Sole power to dispose or to direct the disposition of: 1,715 for Jefferson B.A. Knox

(iv)	Shared power to dispose or to direct the disposition of: 190,755

Item 5 Ownership of 5 Percent or Less of a Class

Boone A. Knox, deceased, is no longer the managing general partner of Knox, Ltd.

Item 6 Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

KNOX, LTD.

/s/ Jefferson B.A. Knox
Signature
As its Managing General Partner

JEFFERSON B.A. KNOX

/s/ Jefferson B.A. Knox
Signature
Jefferson B.A. Knox

CHARLES EDWARD KNOX II

/s/ Charles Edward Knox II
Signature
Charles Edward Knox II

DAVID A.R. KNOX

/s/ David A.R. Knox
Signature
David A.R. Knox